ČESKÁ SPOŘITELNA Head Office in Prague

02 JUN -5 AM 11:52

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

02034623

Prague, 13th May, 2002
3022/ /02

SUPPL

File No. 82.4384/Česká spořitelna, a. s. - Rule 12g3-2(b) Exemption

Re: Česká spořitelna,a.s. - Annual General Meeting

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Dear Sirs,

On behalf of Česká Spořitelna , a.s. please find one copy of Announcement of Annual General Meeting.

Should you require any further information then please do not hesitate to contact us.

Yours faithfully

dw 6/12

Richard Baran
Processing of Domestic
Securities

Zdenka Jirasová
Head of the Processing of Domestic
Securities Department

for and on behalf of
Česká spořitelna, a. s.

NOTICE OF CONVENING THE ANNUAL GENERAL MEETING

The Board of Directors of
Česká spořitelna, a.s.
with its seat in Prague 4, Olbrachtova 62, , PC 140 00, ID: 45 24 47 82
is convening in accordance with the provisions of article 184 and art. 9 par. 2 of Articles of Association

ANNUAL GENERAL MEETING

that will be held on Wednesday, 22nd May 2002, at 13.00 p.m. at Palace Žofín, Slovanský ostrov 226, Prague 1

Based on the request of the shareholder–DIE ERSTE oesterreichische Spar-Casse **Anteilsverwaltungssparkasse, which is the shareholder in terms of provision 181 para 1 of the Commercial Code is the Agenda of the meeting amended with the new points 9 and 10. The original point 9 (Conclusion) is inscribed as point 11. The amended Agenda reads as follows:**

1. **Opening**
2. **Election of the Chairman, minute taker, verifier and counters of GM, other issues of procedure**
3. **Report of Board of Directors on business activity of the company and situation of company's property in the year 2001; information on business and financial plan for the year 2002**
4. **Supervisory Board's report for the year 2001**
5. **Financial statement for the year 2001, profit allocation, decision on remuneration of the members of the Board of Directors and Supervisory Board**
6. **Issues of bonds**
7. **Changes of Articles of Association**
8. **Confirmation of the SB members in their function according to the provision 31a of the Commercial Code**
9. **Election of new Supervisory Board members**
10. **The cancellation of the registration of all ordinary shares**
11. **Conclusion**

Registration of attendants begins at 12.00.
The decisive day for the attendance at the general meeting is 15th May 2002.
Shareholders – natural persons - shall identify himself/herself by presentation of his/her identification card, shareholders – legal entity - shall submit a valid extract from the Commercial Register or other identification document (in the case of entities not entered in the Commercial Register). Shareholder's proxy shall submit a written power of attorney with an officially verified signature.
The substance of proposed changes of Articles of Association may be described as partial specification of the scope of activity and process of passing a resolution of the Supervisory Board, increase of number of the Managing Board members to eight (8) and adaptation of provisions concerning the Internal Control System in accordance with the last amendment of the Banking Act (not yet effective).
In accordance with the provision of article 66a par 9, 184 par. 8 and 192 par. 1 of the Commercial Code the Report about relations between interconnected entities, proposed change of Articles of Association and Financial Statements are available to the shareholders in the seat of the Company every Monday and Wednesday from 17th April until 20th May 2002 (9.00-11.00 a.m.).
Shareholders are entitled to request sending of the proposed changes of Articles of Association at his/her own risk and costs. Such a request must be sent to the company's registered seat in writing.

Česká spořitelna, a.s.
Board of Directors

Main data from financial statement of Česká spořitelna, a.s according to the Czech tax standards for the year 2001 (MCZK):

Total assets	508 898	Net operating income	8 229
Total liabilities	508 898	Balance of reserve and other expenses	-4 120
Share capital	23 220	Extraordinary loss	195
		Profit before tax	4 304
Non-interest income	22 174	Income tax (inc. deferred tax)	-1 270
Operating expenses	-13 945	Profit for the accounting period	3 034